SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-8519

CINCINNATI BELL INC.

SAVINGS AND SECURITY PLAN

CINCINNATI BELL INC.

201 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Cincinnati Bell Inc. Savings and Security Plan:

We have audited the accompanying statement of net assets available for benefits of Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) as of December 30, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 30, 2003 were audited by other auditors whose report dated June 24, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2004 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 24, 2005

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003
Assets:

Plan interest in Cincinnati Bell Retirement Savings Plans Master Trust	$73,981	$76,391

Participant loans	2,496	2,429

Employer contributions receivable	—	78
Employee contributions receivable	—	231

Total Receivables	—	309

Total Assets	76,477	79,129

Liabilities:

Corrective distributions payable	—	12

Total Liabilities	—	12

Net Assets Available for Benefits	$76,477	$79,117

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2004

(DOLLARS IN THOUSANDS)

Net Assets Available for Benefits as of December 31, 2003	$79,117

Additions:

Employee contributions	4,663
Employer contributions	2,000

Total contributions	6,663

Investment income from Plan interest in Cincinnati Bell Retirement Savings Plans Master Trust:
Dividends	596
Interest	600
Interest on participant loans	153

Total Additions	8,012

Deductions:

Benefits paid to participants	7,690
Net loss from Plan interest in Master Trust	2,526
Asset transfers to other Company-sponsored plans, net	416
Administrative and other expenses paid by the Plan	20

Total Deductions	10,652

Net Decrease in Assets Available for Plan Benefits	(2,640)

Net Assets Available for Benefits as of December 30, 2004	$76,477

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (the “Company” or “Cincinnati Bell”), and administered by the Company’s Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company and its subsidiary corporations Cincinnati Bell Telephone Company LLC (or its legal predecessor Cincinnati Bell Telephone Company) and Cincinnati Bell Public Communications Inc. Hourly employees are generally defined as employees who are either represented by a collective bargaining unit or whose position is otherwise subject to automatic wage progression. Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, job bank employees and contingency employees) are not eligible for the Plan. Employees who are eligible for the Plan under the Plan’s rules are called “eligible employees” in this report.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), and the Employee Retirement Income Security Act of 1974, as amended.

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees must refer to the Plan documents and to the Plan’s summary plan description for details of the Plan.

b.	Cincinnati Bell Retirement Savings Plans Master Trust: At December 30, 2004 and 2003, the Plan’s investments were held by the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”). The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan (an additional plan sponsored by the Company).

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (the “Participating Plans”). Master Trust assets

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

are allocated to the Participating Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Participating Plan. Net investment income, gains and losses and expenses resulting from the collective investment of the assets are allocated to the Participating Plans in proportion to the fair value of the assets allocated to the Participating Plans.

As of December 30, 2004 and 2003, the Plan’s percentage interest in the Master Trust was 35.9% and 37.1%, respectively. The following table presents the fair value of the total investments held by the Master Trust in which the Plan participates, but it does not indicate the Plan’s interest in each class of investments shown (dollars in thousands):

	December 30, 2004	December 30, 2003
Mutual Funds and Commingled Funds	$155,430	$134,561
Common Shares of the Company	31,345	43,159
Common Shares of Convergys Corporation	19,495	28,424

Net Assets Available to Participating Plans	$206,270	$206,144

During the plan year ended December 30, 2004, investment income and realized and unrealized gain (loss) on investments (including gains and losses on investments bought and sold as well as held during the year) held by the Master Trust were as follows (dollars in thousands):

	Realized Gain (Loss) on Investments	Unrealized Gain (Loss) on Investments	Interest and Dividends
Mutual Funds and Commingled Funds	$657	$10,995	$3,845
Common Shares of the Company	(1,697)	(5,702)	—
Common Shares of Convergys Corporation	(734)	(3,097)	1

	$(1,774)	$2,196	$3,846

c.	Employee Contributions: The Plan generally permits each eligible employee who has been credited with at least one year of eligibility service under the Plan to elect to contribute to the Plan, in before-tax and/or after-tax dollars, any amount that is an increment of $5 but not less than $5 and not more than 16% of his or her compensation (as defined in and subject to the rules of the Plan).

The amount of a Participant’s before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit of $13,000 and $12,000 for 2004 and 2003, respectively. Also, the percentages of compensation saved as before-tax contributions by

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

certain highly compensated eligible employees for any plan year may be further limited under legal rules so that, on average, such before-tax contribution rates of the highly compensated eligible employees do not exceed the average of the before-tax savings contribution rates of the non-highly compensated eligible employees for the immediately preceding plan year beyond a legally established margin.

The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her “Savings Account”).

An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change the funds to which future savings contributions are allocated and transfer amounts held under his or her Savings Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan’s earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan. A participant may, in certain circumstances, defer such tax further by rolling the funds over to a traditional individual retirement account or annuity (an “IRA”) or another employer plan that accepts the rollover. During the plan year ended December 30, 2003, the Plan failed certain discrimination test and corrective action was required. Therefore, the Plan recorded corrective distributions payable on the Statement of Net Assets Available for Benefits as of December 30, 2003. During the plan year ended December 30, 2004, the Plan passed certain discrimination test and no corrective action was required.

d.	Employer Contributions: Under the current terms of the Plan, the employers whose employees participate in the Plan (the “Employers”) makes matching contributions to the Plan for any eligible employee who has been credited with at least one year of eligibility service under the Plan in an amount equal to 66 2/3% of the employee’s basic savings contributions made for any pay day.

An eligible employee’s basic savings contributions are, for this purpose, generally equal to the portion of the employee’s before-tax and after-tax savings contributions made for any week that is not in excess of a certain amount that is set out in the Plan and based on the level of the employee’s base pay for the applicable week (for example, for a full-time eligible employee and beginning as of December 31, 2002, such amount is $60 when the employee’s weekly base pay is $1,100 or more, $55 when the employee’s weekly base pay is at least $1,000 but less than $1,100 and $50 when the employee’s weekly base pay is at least $900 but less than $1,000). Such matching contributions are generally made on

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be pre-funded. However, certain legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.

The Employers’ matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan. In general, an eligible employee was vested in the part of his or her Plan account that was attributable to the matching contributions made on his or her behalf (his or her “Matching Account”) only if he or she is credited with at least three years of vesting service under the Plan. However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death, or if he or she began work for the Employers before 1994.

An eligible employee is entitled to direct the investment of the matching contributions among the available funds under the Plan. An eligible employee is generally not subject to federal income tax on the amount of the matching contributions made to the Plan on his or her behalf or on the Plan’s earnings that are allocated to his or her Matching Account until and to the extent he or she receives such amounts from the Plan. Upon receipt of matching funds, the participant may, in certain circumstances, defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

e.	Rollovers: An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer’s tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any such rollover contributions made to the Plan by or for an eligible employee are allocated to the account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her “Rollover Account”).

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan’s earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan. Upon receipt of the rollover funds, the participant may, in certain circumstances, defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

f.	Distributions to Participants: An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) his or her entire Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately preceding plan years (provided the employee is vested in his or her Matching Account) and (5) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers. However, if he or she withdraws any amount described in clause (5), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65, has been credited with at least three years of vesting service (five years of vesting service before October 1, 2002) under the Plan, or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account.

Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that is attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1988) if the withdrawal is required by reason of the employee’s hardship situation which meets the rules set forth in the Plan that concern hardship withdrawals.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Other than for the above-described in-employment withdrawals, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, termination, disability or death. Only the portion of the employee’s account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.

g.	Employee Loans: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time.

The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee’s account under the Plan (exclusive of the amounts attributable to the employee’s savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee’s before-tax savings contributions to the Plan, all of which amounts are not available for a loan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

The Company’s Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest. In general, a loan rate is based on the prime rate plus one at the time the loan is made. As of December 30, 2004, interest rates on loans made under the Plan varied between 5.0% and 10.5% per annum. Additionally, loan provision fees for processing a new Plan loan were $35 per origination fee plus a $15 annual fee for the life of the loan.

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the employee’s account under the Plan. The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 60 months (59 months for any loan made before December 31, 2000).

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

h.	Investments held in Master Trust: As of December 30, 2004 there were eighteen investment funds available for the investment of future contributions under the Plan: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Discovery Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II Fund, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the AIM Dynamics Fund, the AIM Small Company Growth Fund, the American Funds Europacific Growth Fund, the American Funds Fundamental Investments Fund, the Artisan Small-Cap Value Fund, the Laudus US Small Capitalization Fund, the Lord Abbott Mid-Cap Value Fund, the Vanguard Balance Index Fund, the Harbor Capital Appreciation Fund and the Cincinnati Bell Inc. Common Stock Fund.

In addition, as of December 30, 2004 and 2003, the Plan had investments in a Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot transfer or direct future contributions made by or for their behalf to the Convergys Corporation Common Stock Fund.

Each fund investment of the Plan is quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

The values of the Plan’s investments on December 30, 2004 and 2003 were determined as follows: share values of the Cincinnati Bell Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2004 and 2003 on the New York Stock Exchange; shares in the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Discovery Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II Fund, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the AIM Dynamics Fund, the AIM Small Company Growth Fund, the Janus Fund, the American Funds Europacific Growth Fund, the American Funds Fundamental Investments Fund, the Artisan Small-Cap Value Fund, the Laudus US Small Capitalization Fund, the Lord Abbott Mid-Cap Value Fund, the Vanguard Balance Index Fund and the Harbor Capital Appreciation Fund on the basis of the last published net asset values on December 30, 2004 and 2003. Loans to participants made by the Plan were valued at the principal amount owed by the participants on December 30, 2004 and 2003.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation or depreciation, of those same investments.

i.	Administrative Expenses: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Employers. However, the Plan permits these expenses to be paid from the Plan assets and allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance under the Plan bears to all account balances under the Plan.

j.	Forfeitures: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan. During the plan year ended December 30, 2004, employers’ contributions were reduced by an immaterial amount from forfeited nonvested amounts.

k.	Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan’s financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2)	Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(3)	Investments

The following table presents the Plan’s investments held in the Master Trust that represent 5 percent or more of the Plan’s net assets (dollars in thousands):

	December 30, 2004	December 30, 2003
Convergys Corporation Common Stock Fund	$10,508	$15,274
Cincinnati Bell Inc. Common Stock Fund	15,792	21,762
Fidelity Managed Income Portfolio II	12,085	12,282
Fidelity Mid-Cap Stock Fund	5,327	4,969
American Funds Fundamental Investments Fund	5,575	4,233
Fidelity U.S. Equity Index Commingled Pool Fund	4,396	4,039

During the plan year ended December 30, 2004, investment income and realized and unrealized gain (loss) on investments (including gains and losses on investments bought and sold as well as held during the year) of the Plan’s investments held by the Master Trust were as follows (dollars in thousands):

	Realized Gain (Loss) on Investments	Unrealized Gain (Loss) on Investments	Interest and Dividends
Mutual Funds and Commingled Funds	185	$2,934	$1,196
Common Shares of the Company	(820)	(2,849)	—
Common Shares of Convergys Corporation	(305)	(1,671)	—

	(940)	$(1,586)	$1,196

(4)	Tax Status

The Internal Revenue Service issued on October 15, 2002 a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(5)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were not material.

(6)	Concentrations, Risks and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. and Convergys Corporation common stock. A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, commingled funds and Cincinnati Bell Inc. stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

Schedule of Assets (Held at End of Year)

Form 5500 Schedule H, Line 4(i)

December 30, 2004	Schedule I

Issuer	Description of Investment	Cost (1)	Value
Participant Loans	6 to 60 months (5.0% - 10.5%)		$2,496,101

(1)	Historical cost of participant-directed investments is not a required disclosure and is therefore not provided

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary - Employees’ Benefit Committee

June 24, 2005

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm